EXHIBIT 5

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                                 April 11, 2011
DNA Brands, Inc.
506 N.W. 77th Street
Boca Raton, Florida  33487

     This letter will constitute an opinion upon the legality of the sale by DNA BRANDS, Inc., a Colorado corporation, of up to 2,400,000 shares of Common Stock, all as referred to in the Registration Statement on Form S-8 filed by the Company with the Securities and Exchange Commission.

     We have examined the Articles of Incorporation, the Bylaws and the minutes of the Board of Directors of the Company and the applicable laws of the State of Colorado, and a copy of the Registration Statement. In our opinion, the Company is duly authorized to issue the shares of stock mentioned above and such shares when sold, will be legally issued, fully paid, and nonassessable.

                                  Very truly yours,

                                  HART & TRINEN


                                  By /s/ William T. Hart
                                     William T. Hart

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